

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

March 15, 2007

<u>via U.S. mail and facsimile</u>
Mr. Amir Adnani
Chief Executive Officer
9801 Anderson Mill Rd, Suite 230
Austin, Texas USA 78750

> **Re:** **Uranium Energy Corp.**
> **Registration Statement on Form SB-2**
> **Filed February 13, 2007**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed February 15, 2007**
> **File No. 333-140722**

Dear Mr. Adnani:

We have limited the review of your amended filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please update the financial statements and related disclosure included in the registration statement in accordance with Section 310 of Regulation S-B.

2. Please confirm that the executive and director compensation tables have been updated through the most recent fiscal year ended December 31, 2006.

3. Please provide the disclosure required by Item 404(c) of Regulation S-B with respect to promoters of the registrant.

4. We note the interview given by Mr. Amir Adnani, the Chief Executive Officer as posted on the Wall Street Analyst Forum on February 14, 2007, the same date as the filing date of the registration statement. Moreover, it appears that the link to the interview remains active during the pendency of the registration statement. The interview and transcript thereof could be deemed to be a non-conforming prospectus and may have the effect of conditioning the market. Moreover, it does not appear that the safe harbor communication provisions referenced in Release 33-8591 are applicable to you.

   Given the nature of the information contained in that interview and the timing of its appearance relative to the filing of the registration, provide us with a detailed analysis of the consideration given to the requirements of Section 5 of the Securities Act. Among other things, address why this communication should not be deemed to be a prospectus. We may have further comment.

5. Much of the information provided by Mr. Adnani in the February 14, 2007 interview does not appear in the registration statement. For example, we noted Mr. Adnani's reference to the trends in uranium production, specifically in the state of Texas, the step-out drilling program the company intends to commence in April, the states in which it is anticipated ISR-amenable projects will be "fast-tracked", and the extensive details provided regarding the company's plan of operations, inclusive of the company's plan to enter into the production phase of operations by the third or fourth quarter of 2009. Provide us with an annotated copy of the article, indicating where that information is contained in the registration statement.

6. In this regard, and consistent with the requirements of Item 101 of Regulation S-B, revise your disclosure to include material information regarding the company's business plans. In this regard, if appropriate, provide the disclosure required by Item 101 (b) of Regulation S-B. We note for example, that Mr. Adnani disclosed details regarding the database the company plans on using in its exploration and development efforts. Clarify who owns the database and if responsive to disclosure requirements in Item 101(b) of Regulation S-B, include material information regarding the database in your filing. In this regard, please note that any assertions made with respect to the database should be accompanied with objective and verifiable support. We may have further comment.

7. We note that you refer to or use the terms such as historic resources, drill indicated resources and/or resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7 and resource estimates are not permitted. The reserve measurements found in Industry Guide 7 generally differ from other estimation systems, which define mineral resources. If you continue to make references on your web site to measurements other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form SB-2, File No. 000-51663. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

8. The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4), (see www.sec.gov/divisions/corpfin /forms/industry.htm#secguide7). The terms reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the company does not disclose any reserves, as defined by Guide 7, please remove all the terms as "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This also includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Selling Shareholders, page 13

9. Please identify in the selling shareholder table the natural persons who exercise voting and/or investment power over each of the entities listed. In this regard, we note that no such disclosure is provided with respect to the entities that acquired shares in the January 2007 private placement. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

Directors, Executive Officers, Promoters, and Control Persons, page 20

10. Please revise to provide a complete biographical sketch of Mr. Adnani. The biography should reference the month and year during the past five years of each position held by Mr. Adnani.

Our Principal Mineral Properties, page 26

11. You refer to the AB-claim group (41 claims) in the North Shirley Basin in this section. Please identify the state in which this claim group is located, define the total acreage the forty-one claims cover, and specify the type of claim or lease. Please clarify if this acreage is included in your total property acreage for the state of Wyoming.

12. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. Summary information by state allows these properties to be agglomerated, but specific information by property would best inform potential investors. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

13. The cutoff grade is a critical component used to evaluate the economic potential of the mineral properties. Please disclose the assumed uranium price, operating costs, and recovery parameters used to determine your historic cutoff grade thickness estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Geology of the Property, page 28

14. You also refer to "…holes drilled on an approximate 100 x 200 foot grid and the reserves have been adjusted for chemical disequilibrium…" followed two paragraphs later by "… define the historic resource initially defined by Moore Energy Corporation." Unless your company has prepared a recent updated feasibility study of this mineralization and are prepared declare proven and/or probable reserves, please remove all references to reserves from the filing. Please also remove all references to "resource" or "resources" from this filing as resource estimates are not permitted under Industry Guide 7.

15. You also refer to "… existing ore grade or near ore grade mineralization as defined by Moore…" Please define this ore grade in relation to your cutoff grade along with the assumed uranium price, operating costs, and metallurgical recoveries. Please also note that the terms "ores" or "ore body" are treated the same as the term "reserve."

Mineral Exploration Properties, page 29

16. Please clarify whether these claims are patented or unpatented mining claims, federal, state or private lands. Please disclose the number of claims, leases, and the associated acreage by property within a state heading.

Arizona, page 30

17. Insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
- A north arrow.
- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
- A title of the map or drawing, and the date on which it was drawn.
- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Phase I Work Programs - South Texas Leases, page 32

18. Please describe the type of drilling to be performed, the drill hole spacing, hole depth, and your sampling techniques. We also recommend that a brief description of the QA/QC protocols be provided to inform others regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

19. You refer to the "…exploration databases acquired during 2006…" Please describe the contents of these databases and elaborate on their history, contents, reliability, quality, and possible use. Please state whether you have exclusive use of this information or whether the information is shared with other companies or competitors.

Phase II Work Programs, page 32

20. We note that you utilize a significant amount of technical terminology in describing your plans and properties that may not be familiar to the average investor, particularly the term PFN. Revise your filing to convey the meaning of technical words through the context of your discussion as much as possible. Provide definitions of geologic and technical terms in a glossary for words that cannot be adequately defined in the text.

Plan of Operations, page 35

21. Please include the annual assessment amount required to keep your entire unpatented mining claims in good standing, all lease payments, access agreements, and database maintenance fees.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>
  Thomas Deutsch
  Lang Michener